UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2026
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Completion of Sale of Obagi Business
On July 30, 2026, Waldencast plc, a public limited company incorporated under the laws of the Bailiwick of Jersey (the “Company”) completed its previously announced sale of its Obagi Medical dermatological skincare and aesthetics business, pursuant to a Purchase and Sale Agreement and Plan of Merger (the “Purchase and Sale Agreement”), dated as of June 1, 2026, by and among, Obagi Holdings Company Ltd., a private limited company formed under the laws of the Cayman Islands (the “Seller”), Obagi Cosmeceuticals LLC, a Delaware limited liability company (“Obagi Cosmeceuticals”), Obagi Netherlands B.V., a Netherlands private limited company (besloten vennootschap) (“Obagi Netherlands”), Obagi AsiaPac Limited, a limited company formed under the laws of Hong Kong (“Obagi AsiaPac”), Waypoint Bidco, LLC, a Delaware limited liability company (the “Purchaser”), Waypoint Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of the Purchaser (“Merger Sub I”), Waypoint Merger Sub II, LLC, a limited liability company and wholly owned subsidiary of the Purchaser (“Merger Sub II”), and Gore Range Capital Fund III LLC, a Delaware limited liability company (“Gore Range”). Pursuant to the terms and conditions of the Purchase and Sale Agreement, at the closing of the transactions contemplated by the Purchase and Sale Agreement (the “Closing”), among other things, (1) the Seller sold, assigned, transferred, conveyed and delivered to the Purchaser 100% of the issued and outstanding equity interests of Obagi Netherlands and Obagi AsiaPac, (2) Merger Sub I merged with and into Obagi Cosmeceuticals with Obagi Cosmeceuticals surviving the merger (the “First Merger”) and (3) immediately following the First Merger, Merger Sub II merged with and into Obagi Cosmeceuticals with Obagi Cosmeceuticals surviving the merger.
The total consideration to be paid to the Seller pursuant to the Purchase and Sale Agreement of up to $460,000,000 (subject to negotiated deductions and customary adjustments based on closing cash, closing indebtedness, net working capital and transaction expenses), including a fixed vendor note in a principal amount of $10,000,000 (the “Fixed Vendor Note”), an adjustable vendor note in a principal amount of $20,000,000 (the “Adjustable Vendor Note” and together with the Fixed Vendor Note, the “Vendor Notes”), and contingent consideration in the form of earnout payments of up to $64,000,000 in the aggregate, based on the achievement of certain non-injectables revenue milestones for the fiscal year ending December 31, 2026 and injectables revenue milestones for the fiscal year ending December 31, 2027.
The foregoing description of the Purchase and Sale Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the Purchase and Sale Agreement, which was previously filed by the Company as Exhibit 2.1 to the Company’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 1, 2026, and which is incorporated herein by reference.
In addition, effective at the close of business on the date of Closing, Michel Brousset, Chief Executive Officer of the Company and director on the board of directors of the Company (the “Board”), Hind Sebti, Chief Growth Officer of the Company and director on the Board, and Manuel Manfredi, Chief Financial Officer of the Company transitioned from the Company to lead Obagi Medical.
The decision of each of Mr. Brousset, Ms. Sebti and Mr. Manfredi to depart the Company at the Closing was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Following the Closing, Mr. Brousset, Ms. Sebti and Mr. Manfredi will provide services to the Company during a transitional period. Furthermore, effective at the close of business on the date of Closing, the Board appointed Felipe Dutra, current member and Chairman of the Board, as Executive Chairman, and in that capacity he will act as principal executive officer and principal financial officer of the Company. Information regarding Mr. Dutra, including his business experience, is set forth under “Executive Officers” in Item 6. Directors, Senior Management of the Company’s Annual Report on Form 20-F for fiscal year 2025 filed with the U.S. Securities and Exchange Commission on March 13, 2026. Mr. Dutra has no family relationships with any current director, executive officer, or person nominated to become a director or executive officer, of the Company, and there are no arrangements or understandings with any persons pursuant to which Mr. Dutra has been appointed to his position. In addition, the Company is not aware of any transactions or proposed transactions in which Mr. Dutra has, or will have, a material interest that would require disclosure under Item 404(a) of Regulation S-K.
Press Release
A copy of the press release of the Company announcing the Closing is attached hereto as Exhibit 99.1.

The press release attached as Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
Forward-Looking Statements
Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the intended benefits of the transaction and future strategies that may be pursued by the Company. These forward-looking statements generally are identified by the words “intends,” “may,” “will,” “would,” “future” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.
Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (1) the inability to realize the anticipated benefits of the transaction on the expected timeline, if at all; (2) the total consideration payable in connection with the transaction may be reduced due to the Vendor Notes, the earnout not being achieved and other factors relating to the transaction; (3) the potential inability of the Company to effectively manage operations, retain key clients or maintain existing levels of performance in their absence; (4) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities; (5) the overall economic and market conditions and other information about the Company’s possible or assumed future results of operations or performance; (6) changes in general economic conditions; (7) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations; and (8) the ability to implement the Company’s strategic initiatives and continue to innovate its existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026, or in other documents that may be filed or furnished by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press release of Waldencast plc, dated July 30, 2026, relating to the consummation of the sale of the Obagi Medical business.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: July 30, 2026	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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